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Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

         Investor Contacts:

Richard T. Schumacher, Founder & CEO	Pressure BioSciences, Inc.
R. Wayne Fritzsche, Chairman	(301) 208-8100 (T)

PRESSURE BIOSCIENCES ANNOUNCES EXTENSION OF TENDER OFFER

Expiration Date Further Extended to Friday, February 11, 2005

        GAITHERSBURG, MD, February 3, 2005—Pressure BioSciences, Inc. (NASDAQ: PBIO) today announced that it has further extended the expiration date of its tender offer to purchase 5,500,000 shares of its common stock at a purchase price of $3.50 per share from 10:00 a.m. Eastern Standard Time (EST) on February 4, 2005, until 10:00 a.m. EST on February 11, 2005, unless the Company further extends the expiration date of the tender offer.

        The Company has extended the Offer to provide shareholders with additional time to consider whether or not to tender their shares in the tender offer or to withdraw previously tendered shares in light of the following information relating to the net book value per share of the Company's common stock as of September 30, 2004. As described in the Offer to Purchase dated December 27, 2004, the Company's board of directors, special committee thereof and Mr. Richard T. Schumacher each expressed their opinion that the $3.50 per share price offered in the tender offer is fair to the Company's shareholders. The Offer to Purchase also described the factors considered by the board of directors, the special committee thereof and Mr. Schumacher in concluding that $3.50 per share is fair. These factors included, among other things, a review of current and historical market prices and a number of valuation methodologies, such as net book value, going concern value and liquidation value.

        Shareholders should consider that, as of September 30, 2004, the net book value per share of the Company's issued and outstanding shares of common stock was approximately $3.65. On a fully-diluted basis, taking into account outstanding in-the-money stock options, the net book value per share was approximately $3.55 as of September 30, 2004. Despite the fact that the net book value per share is greater than $3.50 per share being offered to shareholders in the offer, the Company's board of directors, special committee thereof and Mr. Schumacher reaffirm their belief that $3.50 per share is fair from a financial point of view to the Company's shareholders for all the reasons described in the Offer to Purchase.

        Shareholders may still use the original Letter of Transmittal that was mailed to shareholders on December 27, 2004 to tender their shares. Shareholders who have already tendered their shares do not need to take any further action if they wish to remain tendered. Shareholders who do not wish to tender shares but rather remain investors in the Company do not need to return any paperwork. Shareholders who have previously tendered shares and wish to withdraw shares previously tendered should follow the procedures described in the Offer to Purchase.

        Pressure BioSciences urges all shareholders to read the Offer to Purchase, Letter of Transmittal, and the related documents because they contain important information, including the terms and conditions of the offer. Shareholders may obtain a copy of the Offer to Purchase, Letter of Transmittal, and the related documents filed with the Securities and Exchange Commission at the Commission's website at www.sec.gov. without charge.

About Pressure BioSciences, Inc.

        Following the sale of substantially all the assets and selected liabilities of its BBI Diagnostics and BBI Biotech Divisions to SeraCare Life Sciences, Inc. on September 14, 2004, Boston Biomedica changed its name to Pressure BioSciences, Inc (PBI). PBI is a publicly traded, early-stage company focused on the development of a novel technology called Pressure Cycling Technology (PCT). PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels (35,000 psi and greater) to control bio-molecular interactions. PBI currently holds 13 US and foreign patents covering multiple applications of PCT in the life sciences field, including in such areas as genomic and proteomic sample preparation, pathogen inactivation, control of enzymes, immunodiagnostics, and protein purification. PBI owns a 30% passive investment in Source Scientific, LLC, an instrumentation company that develops and manufactures PBI's PCT equipment, as well as a 4.45% passive investment in Panacos Pharmaceuticals, an antiviral drug discovery and development company.

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  Exhibit (a)(5)(B)
PRESSURE BIOSCIENCES ANNOUNCES EXTENSION OF TENDER OFFER
Expiration Date Further Extended to Friday, February 11, 2005